UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

On February 21, 2023, the Registrant entered into a securities purchase agreement (the “Securities Purchase Agreement”) with nine individual purchasers (the “Purchasers”), pursuant to which the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 1,000,000 common shares, par value $0.24 per share (the “Common Shares”) of the Registrant, at a price of $2.80 per share (the “Purchase Price”) for aggregate gross proceeds of $2,800,000.0 (the “Offering”). The Offering was made in reliance on an exemption for private offerings pursuant to Regulation S under the Securities Act of of 1933, as amended.

The transaction was closed on March 22, 2023. The Registrant will use the net proceeds from this Offering for working capital and general corporate purposes.

A copy of the Securities Purchase Agreement is attached hereto as exhibit 10.1. The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

On March 24, 2023, the Registrant issued a press release announcing the closing of the transaction. A copy of the press release regarding the transaction is attached hereto as Exhibit 99.1.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Securities Purchase Agreement, dated February 21, 2023, by and between Tantech Holdings Ltd and the Purchasers.
99.1	Press Release dated March 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: March 24, 2023	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer